Babak Yaghmaie T: +1 212 479 6556 byaghmaie@cooley.com	VIA EDGAR AND OVERNIGHT COURIER

September 19, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention:                                         David Edgar, Staff Accountant

Kathleen Collins, Accounting Branch Chief

Jeff Kauten, Attorney Advisor

Katherine Wray, Attorney Advisor

Barbara C. Jacobs, Assistant Director

RE:              MongoDB, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted August 31, 2017
CIK No. 0001441816

Ladies and Gentlemen:

On behalf of MongoDB, Inc. (the “Company”), we are providing this letter in response to a letter, dated September 11, 2017, received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) with respect to the Company’s Amendment No. 2 to Draft Registration Statement on Form S-1, confidentially submitted on August 31, 2017 (“Amendment No. 2 to DRS”). The Company is concurrently submitting Amendment No. 3 to Draft Registration Statement (the “Amendment No. 3 to DRS”), which reflects changes made in response to certain of the comments contained in such letter, marked in accordance with Regulation S-T. We are also sending the Staff a copy of this letter, along with a copy of Amendment No. 3 to DRS, which is marked to show the changes made to Amendment No. 2 to DRS.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter received from the Staff, which for your convenience we have incorporated into this response letter in italics. Page references in the text of the Company’s responses set forth below correspond to the page numbers of Amendment No. 3 to DRS. Capitalized terms used in this letter but not otherwise defined in this letter have the meanings assigned to them in Amendment No. 3 to DRS.

COOLEY LLP   1114 AVENUE OF THE AMERICAS   NEW YORK, NY   10036
T: (212) 479-6000  F: (212) 479-6275  COOLEY.COM

Business

Customers, page 95

1.                                      Please disclose the objective criteria you have used in selecting the representative customers you identified by name, which will assist investors in understanding their significance to you. For example, if the customers listed on page 95 are among the 265 customers of yours that have $100,000 or greater in ARR, please so indicate.

The Company respectfully advises that the customers identified on page 96 of Amendment No. 3 to DRS were selected as a representative sample of the Company’s top customers in each of the listed verticals based on customer spend. In response to the Staff’s comment, the Company has revised the disclosure on page 96 of Amendment No. 3 to DRS.

Customer Case Studies, page 95

2.                                      Please explain how you compiled these case studies, why you selected the profiled clients, and how these clients provide a meaningful representation of your user base. Also, disclose the time periods covered by the case studies, as well as any limitations in using these individual case studies.

The Company respectfully advises the Staff that the customer use cases selected as case studies were designed to illustrate the diversity of industries utilizing the Company’s products, the growth potential of the Company’s offerings within companies after their initial subscription and the broad use cases of the Company’s platform. Although the case studies are not exhaustive, they do provide a representative sample of how the Company’s existing customers typically utilize the Company’s products and illustrate the associated benefits that they experience. In response to the Staff’s comment, the Company has revised the disclosure on pages 98 and 99 of Amendment No. 3 to DRS to disclose the time periods covered by each case study. The Company further respectfully submits that each customer identified in the case studies provided its consent to the Company to use the case study in the Company’s Registration Statement and the Company is not aware of any material limitations on the use of such case studies.

Please contact me at (212) 479-6556 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Babak Yaghmaie

Babak Yaghmaie

cc:                                Dev Ittycheria, MongoDB, Inc.

Michael Gordon, MongoDB, Inc.

Andrew Stephens, MongoDB, Inc.

Eric Jensen, Cooley LLP

Nicole Brookshire, Cooley LLP

Jeffrey D. Saper, Wilson Sonsini Goodrich & Rosati, P.C.

Michael C. Labriola, Wilson Sonsini Goodrich & Rosati, P.C.

Megan J. Baier, Wilson Sonsini Goodrich & Rosati, P.C.